

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

Via E-mail
Michael J. Campbell
Senior Vice President and Chief Financial Officer
Inergy Midstream, L.P., NRGM Finance Corp. and Inergy L.P.
Two Brush Creek Boulevard. Suite 200
Kansas City, Missouri 64112

> **Re:** **Inergy Midstream, L.P. and NRGM Finance Corp.**
> **Registration Statement on Form S-3**
> **Filed January 9, 2013**
> **File No. 333-185946**
> **Inergy L.P.**
> **Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 21, 2012**
> **File No. 001-34664**
> **Inergy Midstream, L.P.**
> **Current Report on Form 8-K**
> **Filed December 13, 2012**
> **File No. 001-35377**

Dear Mr. Campbell:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K and Form 8-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Inergy Midstream, L.P. and NRGM Finance Corp. Registration Statement on Form S-3

General

1. Please confirm that you will file as an exhibit to the registration statement, prior to any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown. Please see part II.B.2 of the Staff Legal Bulletin No. 19, available at our web-site.

2. Please note that we expect for you to address all issues raised in the comments issued below concerning Inergy L.P.'s Form 10-K for the fiscal year ended September 30, 2012 and Inergy Midstream, L.P.'s Form 8-K before you request acceleration of effectiveness of this registration statement. To the extent comments issued in our concurrent review of Inergy L.P.'s Form 10-K for the fiscal year ended September 30, 2012 and Inergy Midstream, L.P.'s Form 8-K also apply to your registration statement, please revise your registration statement accordingly.

3. Please provide disclosure in compliance with the requirements of Rule 3-10 of Regulations S-X. If you believe you should not be required to present condensed consolidated financial information in the manner described in Rule 3-10, please provide us with the basis for that belief and the attendant facts and circumstances. Your description should include an explanation of the company's structure, the nature of operations and assets of the parent company and of each of the guarantor subsidiaries, and the existence and significance of non-guarantor subsidiaries.

Prospectus

Incorporation By Reference, page 2

4. Please include the Current Reports on Form 8-K filed on November 5, 2012 and November 20, 2012 in the list of documents incorporated into the registration statement by reference. See Item 12(a)(2) of Form S-3.

Selling Unitholders, page 50

5. We note that the selling unitholder in the resale offering is Inergy, LP, which appears to be an affiliate that indirectly controls your general partner, NRGM GP, LLC. You disclose that NRGM GP, LLC owns approximately 65.7% of your common units representing limited partnership interests as of December 31, 2012, and that Inergy, LP is offering for resale 56,398,707 common units. It appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act of 1933 and instead represents a primary offering. Please advise us of your basis for determining that the transaction is eligible under Rule 415. In your analysis, please also describe in greater detail the relationship of the selling unitholder with Inergy Midstream LP,

including an analysis of whether the selling unitholder is the parent and an affiliate of Inergy Midstream LP. Alternatively, please identify the selling unitholder as an underwriter and disclose that this is a primary offering. See Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations.

6. We note that you have identified a few of your selling unitholders as affiliates of broker-dealers. For a selling unitholder that is an affiliate of a broker-dealer, the prospectus must state, if true, that: (1) the seller purchased in the ordinary course of business, and (2) at the time of purchase of the securities, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements, please disclose that the selling unitholders are underwriters and revise your disclosure accordingly.

Exhibit 4.1 and 4.2

7. We note that your subsidiary guarantors may in some circumstances be released from their obligations to guarantee the notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances. In light of the above, please provide us with your analysis as to how the guarantees constitute "full and unconditional" guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. Please discuss each release provision in individual detail. For additional guidance, refer to Section 2510.4 and Section 2510.5 of the Financial Reporting Manual located on our website.

Inergy, L.P. Form 10-K for the year ended September 30, 2012

Notes to the Consolidated Financial Statements, page 103

Note 1. Partnership Organization and Basis of Presentation, page 103

Contribution of Retail Propane Operations, page 103

8. We note that in connection with the contribution of your retail propane operations to Suburban Propane Partners, L.P., you entered into a support agreement pursuant to which you are obligated to provide contingent, residual support of approximately $497 million of aggregate principal amount of the SPH Issuers' 7.5% senior unsecured notes due 2018. Please tell us how you considered the guidance in ASC 460, Guarantees, and whether you recorded a liability for this agreement. If you do not believe that the substance of this debt support is a guarantee, please provide us with your analysis of the applicable accounting guidance. Additionally, please tell us why you have not discussed this debt support within the Liquidity section of your MD&A.

Principles of Consolidation, page 104

9. We read that you have not reported your retail propane operations as discontinued because your involvement with these operations subsequent to sale is expected to be material due to a propane supply arrangement between you and SPH. Please explain to us in reasonable detail the nature of your continuing involvement in these retail propane operations, including describing the propane supply arrangement. Describe any revenues and expenses that you expect to incur subsequent to this sale, and estimate the annual amount of such revenues and expenses. Based on this information, explain to us why your MD&A narrative describes the decrease in revenue resulting from the contribution of the propane business to SPH and does not describe the impact on your results from your continuing involvement.

Note 13. Commitments and Contingencies, page 128

10. We note your discussion of the complaint filed by Anadarko Petroleum Corporation against you regarding an option to acquire an ownership interest in the MARC I Pipeline. Please tell us how you considered disclosing an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please also apply this comment to Inergy Midstream, L.P.

11. We note your disclosure on page 30 regarding certain indemnification obligations to Suburban Propane Partners pursuant to an agreement entered into in connection with your contribution of your retail propane operations. Please tell us how you considered recording or disclosing any loss contingencies related to these indemnification obligations.

Inergy Midstream, L.P. Form 8-K filed December 13, 2012

Exhibit 99.2

Pro forma adjustments

(a)

12. Please tell us and clarify for your investors what the $140 million intangible asset recorded in your purchase accounting represents and the expected amortization period.

 (b)

13. We note that you have reflected the issuance of $500 million in senior unsecured notes and the issuance of $225 million of common units in a private placement. Considering that the purchase price for this acquisition was $425 million, please explain to us how you determined that all of the $725 million in proceeds from these offerings was directly

attributable to this transaction and appropriate to include in your pro forma financial statements. Refer to Article 11 of Regulation S-X.

 (d)

14. We note that you are eliminating $7 million from interest expense that is described as net proceeds used to reduce the outstanding balance of the credit facility. We further note that there was only $2 million in interest expense reflected in the historical financial statements of Inergy Midstream, L.P. and Rangeland Energy, LLC. Please explain to us why you are eliminating more interest than was historically recorded.

 (h)

15. We note your adjustment to use net proceeds after payment of the purchase price and acquisition costs to pay down your revolving credit facility. Please tell us if this repayment is required by the terms of the credit facility or another contractual commitment. If not required by a contract, please tell us how you determined that this adjustment was directly related to the transaction and factually supportable. Pro forma adjustments that give effect to actions taken by management or expected to occur after the transaction are generally not appropriate; however, this information may be presented in the footnotes to the pro forma financial statements. Refer to Article 11 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Act of 1933, all applicable Securities Act rules, the Securities Exchange Act of 1934 and/or all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comments on the Form 10-K and Form 8-K, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or me at (202) 551-3720 if you have questions regarding any other comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Gillian A. Hobson, Vinson & Elkins L.L.P.
       Julian Seiguer, Vinson & Elkins L.L.P.